UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant's name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® Extends Leadership in WiMAX(TM) Network Deployments. Dated June 1st , 2009	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1st, 2009	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® Extends Leadership in WiMAX™
Network Deployments

Company strengthens its leadership position with an increase in
WiMAX customer deployments globally

Amsterdam, June 1, 2009 – Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of WiMAX and wireless broadband solutions, today announced substantial growth of its WiMAX network deployments globally. Five years after being introduced, Alvarion’s WiMAX platform continues to be deployed by service providers as the foundation of their next generation broadband wireless networks. Driven by the demand of broadband around the globe, Alvarion’s overall cumulative WiMAX shipments have now reached more than $500 million. The company continues its leading position as the preferred WiMAX vendor through its innovative Open WiMAX business model that continues to grow the ecosystem. Facing the market’s growing demand for broadband services, Alvarion enjoys a steady increase in WiMAX customer deployments.

Alvarion’s impressive list of WiMAX deployments continues to grow with over 40 commercial WiMAX networks in Latin America, over 60 in Africa, over 25 in North America, over 35 in Western Europe, over 60 in Eastern Europe and over 30 in Asia.

Alvarion’s expanded list of over 200 global partners including OEM, local and distribution partners are instrumental in extending the reach of WiMAX around the globe. Alvarion’s entrepreneurial approach of collaborating with a range of global and local partners has helped service providers cost effectively deploy WiMAX for a wide variety of applications and business models.

This news comes at the WiMAX Forum Global Congress at Amsterdam, where Alvarion will be holding a live demonstration of mobile internet applications over mobile WiMAX, using the company’s WiMAX Forum Certified™ BreezeMAX® base station (Hall 3, Booth 3.11).

Alvarion is also carrying this message to WiMAX Taipei 2009 Event, where the company is participating in Computex (WiMAX Pavilion, Booth 509 and 511). Visitors will have the opportunity to learn more about Alvarion’s market leadership and WiMAX success in the region.

“Access to broadband can bring lots of opportunities to people around the world and spur economic growth. Operators are looking to introduce new revenue generating services and at the same time reduce their cost base by introducing flat IP architecture with lower cost wireless broadband technologies such as WiMAX” said Tzvika Friedman, President and CEO of Alvarion. “Alvarion continues to transform the wireless and mobile broadband industry as a trusted partner to operators. Our extensive portfolio of end to end WiMAX solutions, global experience, turnkey services and state of the art technology makes us the vendor of choice for WiMAX. We are extremely focused on the success of our customers and all of these networks are characterized by satisfied customers with a successful business case that enables enhanced wireless broadband services to the end users.”

Friedman is a featured keynote speaker at the WiMAX Forum Global Congress and will speak about, “WiMAX Gets Disruptive: Out with the Old, In with the New Learned from First-to-Market Deployment Experience” on June 3 at 1:10 p.m.

WiMAX continues to grow around the globe with new deployments announced in 2009. Alvarion sees a great opportunity for WiMAX as the market continues to grow all over the world. Operators are introducing multiple types of applications to enable anywhere anytime broadband connectivity using WiMAX. These applications include true mobile broadband applications on the go as well as residential and business broadband connectivity usage models. Emerging markets and underserved areas in matured markets are using WiMAX to bring broadband to areas where very few alternatives are available today for data transmission.

About Alvarion
Alvarion (NASDAQ: ALVR) is the largest WiMAX pure-player with the most extensive WiMAX customer base and over 250 commercial deployments around the globe. Committed to growing the WiMAX market, the company offers solutions for a wide range of frequency bands supporting a variety of business cases. Through its OPEN WiMAX strategy, superior IP and OFDMA know-how, and ability to deploy end-to-end turnkey WiMAX projects, Alvarion is shaping the new wireless broadband experience (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the spread of the U.S. credit crisis and current global recession; the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WiMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, services provisioning, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers, and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion” and “BreezeMAX ” are the registered trademarks of Alvarion Ltd. in certain jurisdictions.

All other companies’ names, products, services may be the properties of their respective owners.